

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 14, 2008

Mr. Robert Baca
Chief Executive Officer
Sovereign Exploration Associates International, Inc.
503 Washington Avenue, Suite 2D
Newtown, PA 18940

Re: Sovereign Exploration Associates International, Inc.
Item 4.02 Form 8-K/A
Filed November 12, 2008
File No. 333-29903

Dear Mr. Baca:

We have reviewed your amended filing dated November 12, 2008 and have the following comments. Please amend your filing and provide a written response to our comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 8-K/A Filed November 12, 2008

1. We note the change in salaries and wage expense for the fiscal year ended June 30, 2007 in the amount of $446,403 that you state was adjusted through additional paid in capital however we do not note the adjustment to paid in capital. Please advise where the offsetting credit entry was made to correct this error and revise if necessary to reflect the change made to additional paid in capital.

2. You state that previously issued quarterly filings can no longer be relied upon including those filed subsequent to your Form 10-K for the fiscal year end June 30, 2007. Please advise when you intend on filing the restated quarterly reports for fiscal 2008.

Please respond to these comments within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your

response to our comments. Please submit your response letter as a correspondence file on EDGAR.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant at (202) 551-3339, or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202. Please contact me at (202) 551-3720 if you have any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief